UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9
-----------------------------------------------------
                SOLICITATION /RECOMMENDATION STATEMENT UNDER
         SECTION 14(D) (4) OF THE SECURITIES EXCHANGE ACT OF 1934
               --------------------------------
               AMERICAN REPUBLIC REALTY FUND I
                    (Name of Subject Company)
               --------------------------------

               AMERICAN REPUBLIC REALTY FUND I
               (Name of Persons Filing Statement)
               ---------------------------------

               LIMITED PARTNERSHIP INTERESTS
               (Title of Class of Securities)
          ----------------------------------

                    NOT APPLICABLE
          (CUSIP Number of Class of Securities)

          -------------------------------------


          ROBERT J. WERRA
          General Partner,
          American Republic Realty Fund I
          2800 N Dallas Parkway, Suite 100
          Plano, Texas 75093
          (972) 836-8000
     (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on
     behalf of the Persons Filing Statement)
     ---------------------------------------


     ITEM 1.   SUBJECT COMPANY INFORMATION
       American Republic Realty Fund I, a limited partnership organized under the laws of the State of Wisconsin
     (the Partnership), is the subject company. Robert
     J. Werra is the individual general partner of the Partnership. The principal executive offices of the Partnership are located at 2800 N Dallas Parkway Suite 100, Plano, Texas 75093. The title of the class of equity securities to which this Statement relates is Limited Partnership Interests (the Limited
     Partnership Interests) of the Partnership. As of December 31, 2004, there were 11,000 Limited
     Partnership Interests outstanding.


     ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON


     a)   The name and business address of the
          Partnership, which is the person filing this Statement, are stated in Item 1 above, which is incorporated herein by reference.
b)   This Statement relates to an offer by Everest Properties
     II, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 1,500 units ("Units") of limited partnership interests in AMERICAN
      REPUBLIC REALTY FUND I (the "Partnership") at a cash purchase price of $200 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per unit, if any, made to unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2005, as it may be supplemented or amended from time to time, The Offer to Purchase is disclosed in the Schedule TO dated, June 2, 2005 (the Schedule TO), as filed by the Offeror with the Securities and Exchange Commission (the "SEC") on or about June 2, 2005. As stated in the Schedule TO, the principal executive offices of the Offeror is located at 155 N. LAKE AVENUE SUITE 1000 PASADENA CA 91101


     c)

     ITEM 3.PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS
     AND AGREEMENTS
     (d) The Partnership has no material contract, agreement, arrangement or understanding between it and its executive officers, directors or affiliates, except as follows:

     As reported in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the Partnership has entered into a management agreement, dated as of February 1, 1991 ("the
     Management Agreement"), with Univesco, Inc. a Texas corporation ("Univesco"), which is 83% owned by the General Partner. Under the terms of such agreement, Univesco acts as the managing agent with respect to the Partnership's properties and may also engage other on-site property managers and other agents to the extent it considers appropriate.
     For these services, Univesco receives a management fee equal to 5% of the Partnership's gross receipts and reimbursement of its administrative expenses.
     During the years ended December 31, 2004, 2003, and 2002 Univesco received management fees of $124,520, $135,477, and $137,883 respectively, and an administrative fee of $12,408 in each of such years.
     As a result of the foregoing, Univesco could be deemed to have a potential conflict of interest with the Offeror. To the Partnership's knowledge, the Offeror currently owns 24.85% of the outstanding
     Limited Partnership Interests and, assuming the Offeror acquires all 1,500 Limited Partnership
     Interests which the Offeror is seeking to acquire pursuant to the Offer, the Offeror will own an aggregate of approximately 38.48% of the outstanding Limited Partnership Interests upon completion of the Offer. The Agreement of Limited Partnership of the Partnership provides for removal of the General
     Partner upon the vote of Limited Partners holding a majority in interest of the outstanding Limited Partnership Interests. As a result, if the Offeror acquired, pursuant to the Offer and one or more subsequent purchases of Limited Partnership
     Interests by the Offeror, Limited Partnership
     Interests representing a majority in interest of the outstanding Limited Partnership Interests, the
     Offeror could remove the General Partner and, in such event, terminate the Management Agreement. Accordingly, the General Partner may have an interest in recommending that the Offer be rejected.



      ITEM 4.   THE SOLICITATION OR RECOMMENDATION

          (a) Recommendation. The Board of Directors of the General Partner is not making a recommendation regarding the Offer and is expressing no opinion of, and is remaining neutral toward, the Offer.
          (b) Reasons for Recommendations.
          At June 30, 2005, the Partnership's sole assets consisted of two real estate properties:
     Forestwood and Four Winds (the "Real Property").
     Based on current levels of income and expense, the Partnership believes that the Real Property has an aggregate fair market value of approximately
     $15,425,000 on such date. The sole indebtedness of the Partnership consists of mortgage indebtedness secured by the Real Property in the aggregate principal amount of $9,825,000 at June 30, 2005.
     Thus, the Partnership believes that the aggregate net book value of the Real Property at June 30, 2005 was approximately $5,137,000, or a net book value of approximately $467 per Limited Partner
     Interest.
               Although the Partnership's estimates of
     net book value and income per Limited Partnership
     Interest indicate that the Limited Partnership
     Interests arguably have a value in excess of the Offer Price, the Partnership is expressing no opinion of the Offer for the following reasons. Due to the relatively small number of outstanding
     Limited Partnership Interests, there is not an active trading market for Limited Partnership
     Interests.  As a result, holders of Limited
     Partnership Interests do not have a readily available means of liquidating their investment in Limited Partnership Interests. Thus, even though the value of the Limited Partnership Interests may exceed the Offer Price, the Offer does afford to holders of Limited Partnership Interests the opportunity to liquidate all or a portion of their investment.
     In addition, the Partnership's estimates of net book value and income generated by the Real Property are based on current market conditions and levels of income and expense, which are likely to change. Any such material change in market conditions and levels of income and expense would affect the value of the Real Property. There can be no assurance that the value of the Real Property will not decrease in future periods. For these reasons, the General
     Partner is expressing no opinion of, and is remaining neutral toward, the Offer

               (c) Intent to Tender. To the knowledge of the Partnership, neither the General Partner nor any affiliate of the General Partner, currently intends to tender or sell Limited Partnership Interests that are held of record or beneficially by such person.


     ITEM 5.   PERSON/ASSETS, RETAINED, EMPLOYED,
     COMPENSATED OR USED

     Except for assets of the Partnership used in connection with the preparation of this Schedule 14D-9, no officers, class of employees or assets of the Partnership has been or is expected to be employed or used by the filing person in connection with the Offer, or responding thereto.

     ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT

     COMPANY

               NONE

     ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR

     PROPOSALS

     The Partnership is not undertaking or engaged in any negotiations in response to the Offer.

     ITEM 8.   ADDITIONAL INFORMATION

               NONE

     ITEM 9.    EXHIBITS

          (a)            Letter, dated July 6, 2005,
     from Robert J. Werra, as General Partner of the
     Partnership, to the Limited Partners.

          (e)(i)         Management Agreements, dated as
     of February 1, 1991, between Univesco, Inc. and the Partnership.


                       SIGNATURE.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     _________________________________
     (Signature)

     _________________________________
     (Name and Title)

     _________________________________
     (Date)




     July 6, 2005

Re: American Republic Realty Fund I


Dear Limited Partner,

Due to a recent offer to buy Limited Partnership interests in Fund I, partners have requested an indication for the value of a unit in Fund I. There are two properties remaining: Forestwood and Four Winds. It is our opinion that their combined value is approximately $37 per square foot for a total value of $15,425,000. The outstanding debt on both properties is approximately $9,825,000. Using closing costs of 3%, there is an equity value of approximately $5,137,000. There are 11,000 partnership units in the American Republic Realty Fund I indicating a value of approximately $467 per partnership unit. However, if both properties were sold today there would be a loan prepayment penalty of approximately $1,500,000 for both loans reducing the value per unit by $136. The fund is currently
generating about $15 per unit in cash flow annually.   The underlying
loans come due August, 2007. We would hope for a sale some time that year when we can payoff the loans without penalty after May, 2007.

Yours truly,




Robert J. Werra
General Partner
American Republic Realty Fund I






     MULTIFAMILY MANAGEMENT AGREEMENT



     This  management Agreement is made as of and
     effective the  first day  of  February 1, 1991 by
     and between American Republic Realty Fund  1.,
     d/b/a   Four  Winds Apartments, a (Wisconsin)
     Limited Partnership (herein called "Owner"), and
     UNIVESCO INC.,  a  Texas corporation (herein called
     "Manager").

      WITNESSETH:

                WHEREAS, Owner is the owner of an apartment
     community  known as  Four  Winds  Apartments (154
     Units)   located  at  2150 Spencer  Rd.,  Orange
     Park, FL (hereinafter collectively referred to as the "Property").

               WHEREAS,  Manager  is  in  the business
     of  operating  and managing residential multifamily
     properties; and
               WHEREAS,  Owner desires to contract with
     Manager to  obtain Manager's  services as an
     independent contractor for the general maintenance, staffing, operation and management of the Property
     (and  the  employment  of  all personnel employed
     in  connection therewith)  in  all respects except
     as limited herein,  including matters relating to
     the leasing, the maintenance of the Property, the compliance with rules and regulations of all public authorities  having  jurisdiction  over  the
     operation  of   the Property,  the  maintenance  of
     all records, the billing and collection for Owner and in Owner's name of all charges to residents, the hiring, training, utilization and supervision of employees, the preparation and filing of all required reports, and the maintenance of the Property and the supplies, equipment, furniture, furnishings and structures associated therewith; and
               WHEREAS,  Manager  desires  to  perform
     such management functions as an independent contractor in accordance with the terms hereof and for the consideration provided herein.
               NOW, THEREFORE, for and in consideration of the premises and for the further consideration recited herein, Owner and Manager agree as follows:

               1.  Appointment.  Owner  hereby  appoints
     Manager as an independent contractor to act as the exclusive manager of the Property, and the Manager accepts such appointment, subject to the terms and conditions set forth herein.

                    2.  Term. This Agreement shall
     commence as of the date first  written herein, and
     shall remain in force and effect until the first day
     of the following calendar month; provided, however,
     that  unless  either party hereto gives notice of
     termination  to the other in accordance with the
     applicable notice provisions  as set  forth  herein,
     or unless this Agreement otherwise terminates
     pursuant  to  its  terms, this Agreement shall  be
     automatically renewed on a month to month basis.
                    3.  Management Standards Manager
     agrees to furnish the
     services  of its organization, to exercise its best
     efforts,  and to    exercise  the  highest  degree
     of  professional  skill  and
     competence in managing the Property in order to provide Owner with the maximum economic return consistent with proper and prudent management.

                    4.  Duties  of  Manager  Owner
     delegates and Manager assumes, subject to the provisions hereof, full control and responsibility for the Property and its operation in all respects, including, but not limited to, the following powers, authorities and responsibilities, each and all of which are hereby delegated to Manager by Owner, and each and all of which are hereby assumed and undertaken by Manager who covenants and agrees to perform the following, to wit:
                    a.   Generally  to  manage the
     Property so as to provide residential space to qualified tenants.

                    b.   To  compile and provide to Owner
     such  monthly, quarterly  and annual operating
     statements as Owner may request.
                    c.     To   supervise   and   perform
     the   proper maintenance,  repair, equipping  and
     supply of the Property.
                    d.   To  hire, discharge, train,
     supervise, pay  and control  all  personnel employed
     at the  Property  at such  salaries as Manager may
     determine, and in  such numbers  and of such
     experience and skill  levels  as Manager   may  deem
     necessary  to  provide  adequate management  of  the
     Property it being understood  and agreed  that Owner
     shall have no control or authority whatsoever over
     the employees of Manager employed  at the Property.
                    e.   To maintain the Property in
     accordance with all applicable   rules   and
     regulations of public authorities  and  to  maintain
     the  operations and physical condition of the
     Property in good order.
                    f.   To  prepare and file all required
     governmental reports, if any.
                    g.   To provide  and  maintain  all
     accounting, bookkeeping  and  record  keeping
     relating to the operation of the Property.
                    h.   To  exercise  reasonable efforts  to keep
     the Property fully occupied.
                    i. To institute  and  maintain a program  for
     tenant billing, to bill and collect all receivables
     for  the account of Owner in connection with the
     operation  of the  Property, and to immediately turn
     over all  such collected  receivables to Owner.  In
     this regard, it is expressly  understood and agreed
     that  all  funds billed  or  collected shall be
     owned  and  controlled solely  by  Owner,  and that
     Manager shall have no claim or entitlement  thereto.
     Any  such funds collected  by Manager shall be
     received and  held  by Manager  in trust for the
     benefit of Owner and  shall be  turned  over  to
     Owner with a proper  accounting therefor as soon as
     practicable.
                     j.   To  maintain  accurate, complete  and
     separate records in accordance with generally accepted accounting standards and procedures,(including tax basis  accounting,) showing income  and  expenditures
     relating  to the operation of the Property  and  from
     which   accounts  payable  and  accounts  receivable,
     available cash, and other assets and liabilities pertaining to the Property can be readily identified and  the  amounts  thereof determined  at  any  time.
     Owner  shall  have the right at any  reasonable  time
     through   its attorney  or  accountant  or   other
     representative, or in person, to inspect the  records
     kept by Manager  pertaining  to   the   Property,
     including,  but  not limited to, all  checks,  bills,
     invoices,   statements, vouchers, cash receipts,
     correspondence  and  all  other  dealing     with the
     management of the Property; and Owner shall have  the
     further  right to, at his own expense, have an  audit
     made  of all account books and records pertaining  to
     the management of the Property.
                      k. To   furnish   such   information(including
     occupancy reports) as may be requested by Owner  from
     time  to time with respect to the financial, physical
     or operational condition of the Property.
                      l. To   furnish  monthly  to  Owner  a
     detailed statement of all receipts and disbursements
     for  each month,  such statement to be furnished on
     or  before the  2Oth day of each month for the
     preceding  month. Such  statements shall show the
     status of collections and  shall be supported by
     canceled checks, vouchers, duplicate   invoices,
     and   similar   documentation covering  all  items
     of income  and  expense,  which shall  be  available
     for inspection  by  the  Owner's representatives  at
     all reasonable  times.   Manager shall  also  furnish
     a monthly  operating  statement showing  the  income
     and expense for  the  month  and year  to  date.
     Manager shall be under no obligation to  advance
     funds  on behalf of Owner,  but  in  the event
     disbursements  are  in  excess  of   proceeds
     collected, Owner agrees to pay such excess promptly upon demand.

                      m. If such  items  have  not  previously   been
     contracted for, to contract on behalf of Owner for water, gas, electricity, extermination, telephone service and other services and commodities necessary for the operation and maintenance of the Property; provided, however, that no single contract for any such item involving an expenditure or deposit in excess of $5,OOO.OO shall be made by Manager without the prior approval of Owner.

                      n. To purchase on behalf of Owner all equipment, tools, materials, supplies and uniforms necessary for the maintenance and operation of the Property.

           5. Costs of Operation All costs and expenses incurred by Manager in the Performance of Manager's duties as set forth in Paragraph 4 above shall be considered costs of operation of the Property (herein called "Costs of Operation"), for which Manager shall be entitled to be fully reimbursed by Owner. Manager may submit to Owner monthly estimates of Costs of Operation for the Property for the month next succeeding the month in which such estimates are submitted; within five (5) days following Owner's receipt of such estimates, Owner shall advance to Manager the amount of such estimates for application to the Costs of Operation for the month for which such estimates are submitted. In the event such estimates and advances made by Owner pursuant hereto are lower than the actual Costs of Operation for the month in question, Owner shall reimburse Manager the amount of such shortage promptly upon Manager's written request therefor accompanied by supporting documentation; if, on the other hand, the amount of such estimates and advances made by Owner pursuant hereto are in excess of the actual Costs of Operation for the month in question, Owner, at Owner's option, may elect to either:
                    (i)  demand that Manager refund such
     excess to Owner; or
                    (ii) credit such overage to the
     advances made pursuant to the next month's estimates of Costs of Operation. All such shortages and overages shall be adjusted on and as of the end of each calendar year during the period in which this Agreement is in force and effect.

           6.  Compensation  of  Manager.   As
     compensation  for  its providing  of  services
     hereunder, Manager shall be  entitled  to receive
     from Owner and Owner shall be obligated to pay to
     Manager a  management fee equal to 5%) per month of
     the Property's  total monthly  income which
     management fee shall be payable to  Manager monthly
     during the term hereof.  This management fee shall
     be  in addition  to  the reimbursement of Costs of
     Operation  for  which Manager  is entitled to be
     reimbursed, it being agreed that  such reimbursement
     of  Costs  of Operation shall  not  be  considered
     compensation  to  the Manager hereunder.  In  the
     event  Manager performs special services for Owner
     not expressly provided for in this  Agreement,
     Manager  shall  be  entitled  to  receive  such
     additional compensation as may be mutually agreed
     upon by Manager and  Owner.   All rebates, discounts
     or commissions collected by Manager or credited to the Manager's use which relate to the purchasing of supplies or rendering of services for the Property shall be fully disclosed to Owner and shall be fully credited against the Costs of Operation.

          7. Employees of Manager.  It is specifically
     agreed that all personnel  employed in connection
     with the on-site  operation  of the  Property shall
     be employees of Manager and not of Owner, and will
     be  hired,  paid,  trained, supervised  and
     discharged  by
     Manager;  although  the salaries or wages of all
     such  employees shall be considered Costs of
     Operation for which Manager shall be entitled  to
     be reimbursed hereunder, Manager shall be  directly
     responsible  for  the  servicing  of  payroll  and
     all  payroll withholding taxes and reports in
     connection with such employees.    .

          8.  Termination on Transfer. Owner shall
     notify Manager at least thirty (3O) days prior to an anticipated transfer of title to or an assignment or sublease of any leasehold rights pertaining to any property or properties comprising a part of the Property. Upon such transfer, this Agreement shall terminate as to the particular property or properties made subject to such transfer. Upon such partial termination, all records in possession of Manager pertaining to the operation of the properties so terminated shall be forthwith delivered to Owner, and all Costs of Operation and collections pertaining to such transferred properties shall be settled between Owner and Manager on and as of the date of such transfer.
     Manager's right to compensation as to such transferred properties shall cease as of the date of such termination, but Manager shall be entitled to compensation on a prorated basis for services rendered prior to the date of such termination.

          9. Termination on Dissolution, Bankruptcy or Assignment for the Benefit of Creditors of the Manager This Agreement shall terminate immediately upon the dissolution, bankruptcy or assignment for the benefit of creditors of the Manager.

          10. Relationship of Parties and Indemnity.  It
     is understood and  agreed that Manager is an
     independent contractor, and is not an  employee,
     representative or agent for Owner for  any  purpose
     whatsoever.  This Agreement shall not constitute or
     be deemed  to constitute a joint venture or
     partnership agreement between Owner and  Manager.
     Manager agrees to indemnify, save, defend and hold
     Owner harmless from and against any and all loss,
     costs, damages, claims  or  demands  for  personal
     injury,  wrongful  death      or
     malpractice  (to the extent that any insurance
     coverage  therefor is  insufficient) which may be
     asserted by third parties  against Owner  at any
     time by reason of events occurring during the  term
     of  this  Agreement  and  arising out of or
     resulting  from  any undertaking, act or neglect of
     Manager, its agents, employees  or any  person
     retained by Manager to assist it in the discharge
     of its   duties  and  obligations  hereunder.   In
     the  event     any litigation occurs with regard to
     such claims, Owner may, at its expense, retain counsel to participate in such litigation. It is also understood and agreed that no settlement of any such claim shall be made without Owner's permission if Owner may have any responsibility for payment thereof.

          11. Use of Property. Manager shall not at any time use or permit the Property to be used for purposes other then a residential multifamily building without the express written permission of Owner.

          12.  Possession at Termination.  Upon
     expiration or earlier full termination of the Agreement, Manager shall peaceably vacate and surrender the Property to Owner, shall cooperate fully with Owner in effecting an orderly transition of the business of the Property and shall surrender to Owner all keys, records, contracts and all other indicia of possession and other records maintained by Manager in connection with the operation of the Property.

          13.  Inspections.   Owner or its agents or
     representatives shall  have  the  right at all
     reasonable times  to  inspect  the
     Property and all records pertaining thereto.
          14.  Notices.  All notices required hereunder
     shall  be  in writing   and  shall  be  deemed
     delivered  upon  delivery, if personally delivered,
     or if delivered by mail, when deposited  in the
     United States certified mail, postage prepaid,
     return receipt requested,  properly  addressed to
     the  receiving  party  at  the following addresses:
          Owner:                             Manager:
     American Republic Realty Fund 1         Univesco Inc.
     2800 N Dallas Parkway, Suite 100        2800 N Dallas Pkwy
     Plano, Texas 75093                      Suite 100
                                             Plano, Texas 75093

          15. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Texas, and all obligations of the parties created hereunder are performable in the State of Texas.

          16. Parties Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

          17. Legal Construction.  In the event any one
     or more of the provisions  contained herein shall
     for any reason be held  to  be invalid, illegal,  or
     unenforceable  in   any   respect, the
     invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

          18.  Prior Agreements.  This Agreement
     constitutes the sole and only agreement of the parties hereto with respect to the subject matter hereof, and supersedes any prior understandings or written or oral agreement between the parties respecting the within subject matter.

          19. Attorney's Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees from the other party, which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief which may be awarded.

          20.  Time  of  Essence.  Time is  of  the
     essence in the performance of obligations set forth in this Agreement.

          21.  Counterpart Execution  This Agreement may
     be  executed concurrently in one or more
     counterparts, each of which shall  be deemed      an
     original, but all of which together shall constitute one and the same instrument.

          22. Assignment. Notwithstanding anything to the contrary neither Manager nor Owner shall have the right to assign, in whole or in part, any of their respective rights, duties and obligations under this Agreement.

          23. Amendment. This Agreement may not be modified, amended or altered except by an agreement in writing signed by Owner and Manager.

          EXECUTED to be effective for all purposes as of the date first written here in above.

                    Owner:
     American Republic Realty Fund 1
     6210 Campbell Road
     Suite 140
     Plano, Texas 75093

                    By:   Robert J. Werra, General Partner


                         Robert J. Werra

                     UNIVESCO INC..

                    By:
                         David Bower, Senior Vice President



     Management Agreement
     by and between


     American republic Realty Fund 1
     as "Owner"

     UNIVESCO INC. as "Manager"

     Date:          , 19










     MULTIFAMILY MANAGEMENT AGREEMENT



     This management Agreement is made as of and effective the first day of February 1, 1991 by and between Spencer Rd., LTD.., d/b/a Forestwood
     Apartments,  a  (Texas) Limited  Partnership
     (herein called "Owner"), and UNIVESCO INC., a Texas corporation (herein called "Manager").

                WHEREAS, Owner is the owner of an apartment
     community  known as   Forestwood Apartments (263
     Units)  located at (1611 Oak Creek  Lane.  Bedford,
     TX 76022) (hereinafter collectively referred to as the "Property").

               WHEREAS,  Manager  is  in  the business
     of operating and managing residential multifamily properties; and

               WHEREAS,  Owner desires to contract with
     Manager to  obtain Manager's  services as an
     independent contractor for the  general maintenance,
     staffing, operation and management of the  Property
     (and  the  employment  of  all personnel employed
     in  connection therewith)  in  all respects except
     as limited herein,  including matters relating to
     the leasing, the maintenance of the Property, the
     compliance  with  rules  and  regulations  of  all
     public authorities  having  jurisdiction  over  the
     operation  of   the Property,  the  maintenance  of
     all records, the billing and collection for Owner and in Owner's name of all charges to residents, the hiring, training, utilization and supervision of employees, the preparation and filing of all required reports, and the maintenance of the Property and the supplies, equipment, furniture, furnishings and structures associated therewith; and
               WHEREAS,  Manager  desires  to  perform
     such  management
     functions as an independent contractor in accordance with the terms hereof and for the consideration provided herein.

          NOW, THEREFORE, for and in consideration of the premises and for the further consideration recited herein, Owner and Manager agree as follows:

               1.  Appointment.  Owner  hereby  appoints
     Manager as an independent contractor to act as the exclusive manager of the Property, and the Manager accepts such appointment, subject to the terms and conditions set forth herein.

               2.  Term. This Agreement shall commence as
     of the date first  written herein, and shall remain
     in force and effect until the first day of the
     following calendar month; provided, however, that
     unless  either party hereto gives notice of
     termination  to the other in accordance with the
     applicable notice provisions  as set  forth  herein,
     or unless this Agreement otherwise terminates
     pursuant  to  its  terms, this Agreement shall  be
     automatically renewed on a month to month basis.
               3.  Management Standards Manager agrees to
     furnish the
     services  of its organization, to exercise its best
     efforts,  and to    exercise  the  highest  degree
     of professional skill and competence in managing the Property in order to provide Owner with the maximum economic return consistent with proper and prudent management.
               4.  Duties  of  Manager  Owner delegates
     and  Manager
     assumes, subject to the provisions hereof, full control and responsibility for the Property and its operation in all respects, including, but not limited to, the following powers, authorities and responsibilities, each and all of which are hereby delegated to Manager by Owner, and each and all of which are hereby assumed and undertaken by Manager who covenants and agrees to perform the following, to wit:
          a.   Generally  to  manage the  Property  so
     as  to
     provide residential  space to qualified tenants.

          b.   To  compile and provide to Owner such
     monthly,
     quarterly and annual operating statements as Owner may request.

          c.   To   supervise   and   perform   the
     proper maintenance, repair, equipping and supply of the Property.

          d.   To  hire, discharge, train, supervise, pay
     and control  all  personnel employed at the  Property
     at such  salaries as Manager may determine, and in
     such numbers  and of such experience and skill
     levels  as Manager   may  deem  necessary  to
     provide  adequate management  of  the Property it
     being understood  and agreed  that Owner shall have
     no control or authority whatsoever over the
     employees of Manager employed  at the Property.
          e.   To maintain the Property in accordance
     with all applicable   rules   and   regulations   of
     public authorities  and  to  maintain  the
     operations     and
     physical condition of the Property in good order.

          f.   To  prepare and file all required
     governmental reports, if any.

          g.   To   provide  and  maintain
     all accounting, bookkeeping  and  record
     keeping  relating  to   the operation of
     the Property.
          h.   To  exercise  reasonable efforts
     to  keep  the Property fully occupied.

          i. To  institute  and  maintain a
     program  for  tenant billing, to bill
     and collect all receivables for  the
     account of Owner in connection with the
     operation  of the  Property, and to
     immediately turn over all  such
     collected  receivables to Owner.  In
     this regard,  it is  expressly
     understood and agreed that  all  funds
     billed  or  collected shall be owned
     and  controlled solely  by  Owner,  and
     that Manager  shall  have  no claim   or
     entitlement  thereto.   Any  such  funds
     collected  by Manager shall be received
     and  held  by Manager  in trust for the
     benefit of Owner and  shall be  turned
     over  to  Owner with a proper
     accounting therefor as soon as
     practicable.

          j.   To  maintain  accurate, complete
     and  separate records   in   accordance  with
     generally   accepted accounting  standards  and
     procedures,(including  tax basis
     accounting,) showing income  and
     expenditures relating  to the operation
     of the Property  and  from which
     accounts  payable  and  accounts
     receivable, available  cash,  and  other
     assets  and  liabilities pertaining  to
     the Property can be readily identified
     and  the  amounts  thereof determined
     at  any  time. Owner  shall  have the
     right at any  reasonable  time through
     its   attorney  or  accountant or other
     representative, or in person, to inspect
     the  records kept by   Manager
     pertaining  to   the   Property,
     including,  but  not limited to, all
     checks,  bills, invoices,   statements,
     vouchers,   cash   receipts,
     correspondence  and  all  other  dealing
     with the management of the Property; and
     Owner shall have  the further  right to,
     at his own expense, have an  audit made
     of all account books and records
     pertaining  to the management of the
     Property.
          k.   To   furnish   such   information
     (including occupancy reports) as may be requested
     by Owner  from time  to time with
     respect to the financial, physical or
     operational condition of the Property.
          l.   To   furnish  monthly  to  Owner  a
     detailed statement of all receipts and
     disbursements for  each month,  such
     statement to be furnished on  or  before
     the  2Oth day of each month for the
     preceding  month. Such  statements shall
     show the status of collections and
     shall be supported by canceled checks,
     vouchers, duplicate   invoices,   and
     similar   documentation covering  all
     items  of income  and  expense,  which
     shall  be  available for inspection  by
     the  Owner's representatives  at  all
     reasonable  times.   Manager shall  also
     furnish  a monthly  operating  statement
     showing  the  income and expense for
     the  month  and year  to  date.  Manager
     shall be under no obligation to  advance
     funds  on behalf of Owner,  but  in  the
     event   disbursements  are  in  excess
     of   proceeds collected,  Owner agrees
     to pay such excess  promptly upon
     demand.

          m.   If   such  items  have  not  previously   been
     contracted for, to contract on behalf of Owner for water, gas, electricity, extermination, telephone service and other services and commodities necessary for the operation and maintenance of the Property; provided, however, that no single contract for any such item involving an expenditure or deposit in excess of $5,OOO.OO shall be made by Manager without the prior approval of Owner.

          n. To purchase on behalf of Owner all equipment, tools, materials, supplies and uniforms necessary for the maintenance and operation of the Property.

          5. Costs of Operation All costs and expenses incurred by Manager in the Performance of Manager's duties as set forth in Paragraph 4 above shall be considered costs of operation of the Property (herein called "Costs of Operation"), for which Manager shall be entitled to be fully reimbursed by Owner. Manager may submit to Owner monthly estimates of Costs of Operation for the Property for the month next succeeding the month in which such estimates are submitted; within five (5) days following Owner's receipt of such estimates, Owner shall advance to Manager the amount of such estimates for application to the Costs of Operation for the month for which such estimates are submitted. In the event such estimates and advances made by Owner pursuant hereto are lower than the actual Costs of Operation for the month in question, Owner shall reimburse Manager the amount of such shortage promptly upon Manager's written request therefor accompanied by supporting documentation; if, on the other hand, the amount of such estimates and advances made by Owner pursuant hereto are in excess of the actual Costs of Operation for the month in question, Owner, at Owner's option, may elect to either:
     (iii)     demand that Manager refund such excess to Owner; or
     (iv) credit such overage to the advances made pursuant to the next month's estimates of Costs of Operation.
     All such shortages and overages shall be adjusted on and as of the end of each calendar year during the period in which this Agreement is in force and effect.

          6.  Compensation  of  Manager.   As
     compensation  for  its providing  of  services
     hereunder, Manager shall be  entitled  to receive
     from Owner and Owner shall be obligated to pay to
     Manager a  management fee equal to 5%) per month of
     the Property's  total monthly  income which
     management fee shall be payable to  Manager monthly
     during the term hereof.  This management fee shall
     be  in addition  to  the reimbursement of Costs of
     Operation  for  which Manager  is entitled to be
     reimbursed, it being agreed that  such reimbursement
     of  Costs  of Operation shall  not  be  considered
     compensation  to  the Manager hereunder.  In  the
     event  Manager performs special services for Owner
     not expressly provided for in this  Agreement,
     Manager  shall  be  entitled  to  receive  such
     additional compensation as may be mutually agreed
     upon by Manager and  Owner.   All rebates, discounts
     or commissions collected by Manager or credited to the Manager's use which relate to the purchasing of supplies or rendering of services for the Property shall be fully disclosed to Owner and shall be fully credited against the Costs of Operation.

          7. Employees of Manager.  It is specifically
     agreed that all personnel  employed in connection
     with the on-site  operation  of the  Property shall
     be employees of Manager and not of Owner, and will
     be  hired,  paid,  trained, supervised  and
     discharged  by Manager;  although  the salaries or
     wages of all  such  employees shall be considered
     Costs of Operation for which Manager shall be
     entitled  to  be reimbursed hereunder, Manager shall
     be  directly responsible  for  the  servicing  of
     payroll  and  all   payroll withholding taxes and
     reports in connection with such employees.

          8.  Termination on Transfer. Owner shall
     notify Manager  at least  thirty (3O) days prior to
     an anticipated transfer of title to     or  an
     assignment or sublease of any leasehold rights pertaining to any property or properties comprising a part of the Property. Upon such transfer, this Agreement shall terminate as to the particular property or properties made subject to such transfer. Upon such partial termination, all records in possession of Manager pertaining to the operation of the properties so terminated shall be forthwith delivered to Owner, and all Costs of Operation and collections pertaining to such transferred properties shall be settled between Owner and Manager on and as of the date of such transfer. Manager's right to compensation as to such transferred properties shall cease as of the date of such termination, but Manager shall be entitled to compensation on a prorated basis for services rendered prior to the date of such termination.

          9. Termination on Dissolution, Bankruptcy or Assignment for the Benefit of Creditors of the Manager This Agreement shall terminate immediately upon the dissolution, bankruptcy or assignment for the benefit of creditors of the Manager.

          10. Relationship of Parties and Indemnity.  It
     is understood and  agreed that Manager is an
     independent contractor, and is not an employee, representative or agent for Owner for any purpose whatsoever. This Agreement shall not constitute or be deemed  to constitute a joint venture or
     partnership agreement between Owner and  Manager.
     Manager agrees to indemnify, save, defend and hold
     Owner harmless from and against any and all loss,
     costs, damages, claims  or  demands  for  personal
     injury,  wrongful  death or malpractice  (to the extent
     that any insurance coverage therefor is insufficient) which may be asserted by third parties against Owner at any time by reason of events occurring during the term of this Agreement and arising out of or resulting  from  any undertaking, act or neglect of
     Manager, its agents, employees  or any  person
     retained by Manager to assist it in the discharge
     of its   duties  and  obligations  hereunder.   In
     the event any litigation occurs with regard to such claims, Owner may, at its expense, retain counsel to participate in such litigation. It is also understood and agreed that no settlement of any such claim shall be made without Owner's permission if Owner may have any responsibility for payment thereof.

           11. Use of Property. Manager shall not at any time use or permit the Property to be used for purposes other then a residential multifamily building without the express written permission of Owner.

           12.  Possession at Termination.  Upon
     expiration or earlier full termination of the Agreement, Manager shall peaceably vacate and surrender the Property to Owner, shall cooperate fully with Owner in effecting an orderly transition of the business of the Property and shall surrender to Owner all keys, records, contracts and all other indicia of possession and other records maintained by Manager in connection with the operation of the Property.

           13.  Inspections.   Owner or its agents or
     representatives shall  have  the  right at all
     reasonable times  to  inspect  the
     Property and all records pertaining thereto.
          14.  Notices.  All notices required hereunder
     shall  be  in writing   and  shall  be  deemed
     delivered  upon  delivery,         if
     personally delivered, or if delivered by mail, when deposited in the United States certified mail, postage prepaid, return receipt requested, properly addressed to the receiving party at the following addresses:

     Owner:                                  Manager:
     Spencer Rd, LTD.                        Univesco Inc.
     2800 N Dallas Parkway, Suite 100        2800 N Dallas Parkway
     Plano, Texas 75093                      Suite 100
                                             Plano, Texas 75093

          15. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Texas, and all obligations of the parties created hereunder are performable in the State of Texas.

          16. Parties Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

          17. Legal Construction.  In the event any one
     or more of the provisions  contained herein shall
     for any reason be held  to  be invalid, illegal,  or
     unenforceable  in   any   respect, the
     invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

          18.  Prior Agreements.  This Agreement
     constitutes the sole and only agreement of the parties hereto with respect to the subject matter hereof, and supersedes any prior understandings or written or oral agreement between the parties respecting the within subject matter.

          19. Attorney's Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees from the other party, which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief which may be awarded.

          20.  Time  of  Essence.  Time is  of  the
     essence in the performance of obligations set forth in this Agreement.

          21.  Counterpart Execution  This Agreement may
     be  executed concurrently in one or more
     counterparts, each of which shall  be deemed      an
     original, but all of which together shall constitute one and the same instrument.

          22. Assignment. Notwithstanding anything to the contrary neither Manager nor Owner shall have the right to assign, in whole or in part, any of their respective rights, duties and obligations under this Agreement.

          23. Amendment. This Agreement may not be modified, amended or altered except by an agreement in writing signed by Owner and Manager.

          EXECUTED to be effective for all purposes as of the date first written here in above.

          Owner:
     American Republic Realty Fund 1
     6210 Campbell Road
     Suite 140
     Plano, Texas 75093

          By:   Robert J. Werra, General Partner


               Robert J. Werra

                      UNIVESCO INC.

          By:
               David Bower, Senior Vice President


     Management Agreement
     by and between


     American republic Realty Fund 1


     as "Owner"

     UNIVESCO INC. as "Manager"

     Date:          , 19